FORM 10-SB
       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
         ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                            EXCHANGE ACT OF 1934


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                           TAMPA BAY CORPORATION
           -----------------------------------------------------
           (Exact name of registrant as specified in its charter)


     NEVADA                                       88-0225593
     ------                                       ----------
     (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)               Identification No.)

1000 E. TAHQUITZ CANYON WAY, PALM SPRINGS, CA     92262
---------------------------------------------     -----
(Address of principal executive offices)          (Zip Code)

Registrant's telephone number, including area code: (619) 778-7810
                                                    --------------
Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered




Securities to be registered pursuant to Section 12(g) of the Act:

10,580,793 Shares of the Common Stock of the Corporation, Par Value
$0.001

3,500,000 Options of the Common Stock of the Corporation, Par Value
$0.001

TABLE OF CONTENTS

                                                            Page
COVER PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

TABLE OF CONTENTS. . . . . . . . . . . . . . . . . . . . . . . . . 2

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

          DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . 3

          LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . 5

          DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . 6

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . 7

          DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS . . . 8

          EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . .10

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . .11

          DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . .11

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12

          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER STOCKHOLDER MATTERS. . . . . . .12

          LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . .12

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS  . . . . .12

          RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . .12

          INDEMNIFICATION OF DIRECTORS AND OFFICERS  . . . . . . .13

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13

          INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . .13

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . .14

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . F-1

EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . E-1

                                   PART I


     The issuer has elected to follow Disclosure Alternative 3 using Form
10-SB.


Item 1.   DESCRIPTION OF BUSINESS

     Tampa Bay Corporation ("Company" or "Tampa Bay") was incorporated under the laws of the State of Nevada on March 18, 1987. From that time until late 1995 the Company existed solely as a developmental stage entity. The Company now acts as a holding company for its three wholly owned subsidiaries: Sun Broadcasting Systems, Inc. ("Sun"), Reality Entertainment ("Reality") and DataPort Technologies, Inc. ("DataPort"). In addition, the Company owns a 1/3 interest in Tampa Sun, Inc. ("Tampa Sun").

     On October 4, 1995, the Company incorporated Tampa Sun, a Nevada corporation, as a wholly owned subsidiary, for the sole purpose of its involvement in a joint venture with Sun, then independently owned, which involved producing, marketing and distributing CD-ROM products ("Joint Venture"). Equity Investors, Inc. ("Equity"), a shareholder of Tampa Bay, contributed $100,000 for ownership in the Joint Venture and/or Tampa Sun. The Company effectuated a reorganization on December 4, 1995 authorizing the transaction, to a one-third interest in both the joint venture and Sun, thereby providing Equity with the other two-thirds ownership interest.

     On November 6, 1995 the Company incorporated Lifeline, Inc. in the state of Nevada, as a wholly owned subsidiary and incorporated Axion Corporation as a Nevada corporation January 2, 1996, as a wholly owned subsidiary. The Company has not developed these interests and all interests in the subsidiaries have been transferred to Natures Secret, Inc. with the Company retaining a 2% royalty based on the sale of products.

     On October 3, 1995, offered for sale a Private Placement Memorandum in reliance on Regulation D, Rule 504 for 4,000,000 shares of the common stock
of the Company for $0.05 per share.   A Form D was filed with the
Securities and Exchange Commission to establish the claiming of an exemption to registration for the sale of securities pursuant to Rule 504. All shares of this offering were sold and the Offering was closed on April 20, 1996.

     On November 29, 1995, the Company amended its Articles of
Incorporation to authorize 50,000,000 shares of $0.001 par value Common Stock and 5,000,000 shares of $0.25 par value Preferred Stock.

     At a meeting of the Board of Directors on December 4, 1995, a resolution was passed ratifying the reduction of the Company's ownership in its wholly-owned subsidiary, Tampa Sun, to a one-third interest and providing Equity with a two-thirds ownership interest as Equity had previously paid Tampa Sun $100,000 to allow Tampa Sun to participate in the Joint Venture with

Sun. The Joint Venture was dissolved by the acquisition of Sun as a wholly-owned subsidiary of Tampa Bay. Equity's prior contribution was acknowledged as payment for its two-thirds interest in Tampa Sun by the Board of Directors. At the same Board of Directors meeting, a resolution was passed authorizing the acquisition of Sun by issuing 2,000,000 common shares of Tampa Bay to Gregory McDonald, the founder and sole owner of the shares of Sun, and paying $1,500,000 cash to Gregory McDonald over a twelve month period. These shares have all been issued and the payment plan was modified to provide for a modification of the terms of the original agreement with Gregory McDonald. The terms were modified to provide for the payment to Mr. McDonald of interests in real property and promissory notes guaranteed by Omni Trust in exchange for shares of the Company's common stock being issued to the Omni Trust.

     On February 23, 1996 the Company approved the signing of a purchase agreement with Reality Entertainment. On March 14, 1996, the Company incorporated Reality Entertainment ("Reality"), a Nevada corporation, as a
wholly owned subsidiary.   Reality is a new record company  involved with
the production of the Heritage Record Catalog. It produces records under the label "Reality Records."

     The Company incorporated DataPort Technologies, Inc. ("DataPort"), a Nevada corporation, as a wholly owned subsidiary on June 7, 1996. DataPort is headed up by Michael Simmons, a high profile, eighteen year old "whiz kid" who designed the first Internet application known to the consumer on-line service industry in 1991.

     On March 14, 1996, a Private Placement Memorandum relying on
Regulation D, Rule 504 was issued offering 533,333 shares at $1.50 per share for a total of $799,999.50. This offering was completed and the funds were used to fund the subsidiaries of Tampa Bay (Sun, Reality, and DataPort ) and for working capital.

     On January 15, 1996, a Private Placement Memorandum relying on Regulation D, Rule 506 was issued offering 1,700,000 shares at $1.00 per share for a total of $1,700,000. This offering is still on-going and will be used for the Company's subsidiaries and for working capital.

     A joint venture between the Company and Phoenix Productions/New Domains is currently in the developmental stage. Tentative plans include the airing of Wallstreet News Network beginning September 30, 1996. Phoenix Productions will own all leads from the program and receive all revenue generated, including commercial revenue. It will also pay all bills in relation to the shows. Services and facilities will be provided by Sun Studios, owned by Tampa's subsidiary Sun Broadcasting, in exchange for a yet-to-be-determined fee. Revenues received by Phoenix will be divided with 70% going to Tampa Bay and 30% to Phoenix.

     A second joint venture is currently in development between Tampa Bay and Annette and Scott David to develop segments entitled Annette and WebWired on the Net TV show.

     At a Board Meeting on September 5, 1996 the Directors approved the finalization of the purchase of Sun and the agreement between Tampa Bay, Greg McDonald and the One Omni Trust subject to the final execution of the escrow and security documents.

     As of September 19, 1996 there were 10,580,793 outstanding shares of Tampa Bay common stock.

     Other than the officers and directors listed below, the Company has no employees.

SUBSIDIARIES

     Sun Broadcasting Systems, Inc. ("Sun") was incorporated in the State of California on December 22, 1992 and was acquired by the Company on December 4, 1995 in exchange for 2,000,00 shares of stock and $1.5 million. Sun owns Sun Studios, a television center and recording studio located in Palm Springs, California. Sun Studios offers a layout and design which includes a 13,000 square foot facility with a live concert venue and seating for more than 400 people, as well as a sound-proofed, full-service
restaurant and bar overlooking the stage.   Sun Studios is  broadcast ready
and has produced a number of television programs, including The Morton Downey, Jr. Show, The Laugh Show and Party in Progress, as well as commercials and infomercials. The recording studio as produced live and studio albums and owns the rights to more than three thousand song titles, including the works of artists such as Ricky Nelson, Fats Domino, Roy Orbison, The Temptations and The Mamas and The Papas. Sun Studios has eight employees, all of whom are full time.

     On March 14, 1996 the Company agreed to acquire Reality Entertainment
("Reality") a Nevada corporation.   The Company has no copyrights or
agreements in place at this time.   The Company has its offices on the
grounds of Sun Studios, which it subleases for no monthly rent, and consists of 2 employees, both of whom are full-time.

     DataPort Technologies, Inc. ("DataPort") was incorporated in the State of Nevada on June 7, 1996 and also has offices on the grounds of Sun
Studios in Palm Springs, California.   DataPort has three employees, one of
whom is full time.

     Attempted arrangements with Krystal Klear, Inc. and Desert Health Products, Inc. both in October of 1995 were abandoned due to non performance of Krystal Klear and Desert Health and all shares issued for these transactions returned


ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings pending or threatened against the Corporation or any of its subsidiaries.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company maintains its office space at Sun Studios, its subsidiary's television broadcasting and recording studio. Sun Studios is a multi-dimensional audio and video production facility located in the city of Palm Springs, California. The facility houses a production-ready sound stage, a 24-track digital recording studio and fully-equipped video editing bays for both on- and off-line analog and digital editing. Sun Broadcasting entered into a lease agreement with Sumitomo Bank of California dated March 1, 1995, whereby the Company has a five year lease on the property with a ten year renewal option and monthly rental payments of $11,700. Sun Broadcasting makes office space available to DataPort Technologies and Reality Entertainment for no charge. There is no written agreement between Sun Broadcasting and either company regarding the use of the office space.

     All equipment involved with the production of the audio and video programs is owned by the Company as detailed in the financial statements.

Item 4.   Security Ownership of Certain Beneficial Owners and Management


     (1)              (2)                      (3)              (4)
  TITLE OF    NAME AND ADDRESS OF       AMOUNT AND NATURE   PERCENT OF
    CLASS      BENEFICIAL OWNER        OF BENEFICIAL OWNER     CLASS
   -------    -------------------     --------------------   ---------

  Preferred  Equity Investors, Inc.            10,000          100%
             4530 North 40th Street
             Phoenix, Arizona 85018

   Common    Equity Investors, Inc.           1,236,310         12%
             4530 North 40th Street
             Phoenix, Arizona 85018

   Common    Greg McDonald                    2,000,000         19%
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    NOIR Intertrade                   600,000         5.67%
             P.O. Box 850048
             Panama, 5 Panama

   Common    Russ Regan                      460,000<F1>       4.35%
             Reality Entertainment
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    Michael Simmons                 510,000<F2>       4.82%
             DataPort Technologies, Inc.
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

____________________

<F1>  Russ Regan has an option for an additional 1,000,000 Shares contingent upon satisfaction of a Performance Agreement.

<F2>  Michael Simmons has options for up to 2,500,000 Shares contingent upon ceratin performance criteria.

   Common    Gray Frederickson                 10,000           1%
             Tampa Bay Corporation
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    George Jouflas                    10,000           1%
             Tampa Bay Corporation
             100 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    Jeffrey Taylor                    10,000           1%
             Tampa Bay Corporation
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    John Hyde                         10,000           1%
             Tampa Bay Corporation
             1000 East Tahquitz Canyon Way
             Palm Springs, California 92262

   Common    Directors and Officers as
             a Group                          3,000,000       31.17%



ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

TAMPA BAY
Harold Rustigian (aka Russ Regan) (Age 62). CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD; PRESIDENT OF REALITY ENTERTAINMENT. Russ Regan has had more than thirty-five years of experience in the entertainment business. His career accomplishments include signing such music veterans as Elton John, Neil Diamond, Barry White, The Beach Boys and Olivia Newton-John. He has been the President of 20th Century Fox Records, Senior Vice President of MCA Records and Senior Vice President of Polygram Records. He was also the President of the Creative Division of Motown Records. Mr. Regan estimates that he has been involved in more than $1 billion in records sales with artists worldwide.

George Jouflas (Age 72). PRESIDENT AND DIRECTOR. George Jouflas graduated from the University of Utah in 1950. He worked for Strevell Patterson Finance from 1950 to 1952, for Empire Securities from 1952 to 1957 and for Xerox from 1957 to 1961. Mr. Jouflas also dedicated nearly twenty-eight years to the real estate industry before serving as Senior Loan Officer for Anchor Equities from 1981 to 1989.
Since 1989, Mr. Jouflas has been involved in insurance and real estate, specializing in estate planning.

Gregory McDonald (Age 47). DIRECTOR, PRESIDENT OF SUN BROADCASTING. Mr. McDonald began his career working with Elvis Presley and Col. Tom Parker. He has worked as the personal manager for musician including Ricky Nelson, Joe Cocker, Leon Russell and the Spiral Staircase.

Michael Simmons (Age 18). DIRECTOR; PRESIDENT OF DATAPORT TECHNOLOGIES. Michael Simmons has been involved in the telecommunications, Internet and computer industries for the past seven years. In 1991, Simmons, whose earlier career had focused on Bulletin Board Systems, began focusing on the Internet. A team of programming engineers, headed by Simmons, designed the first application known to consumer on-line services designed to integrate Internet electronic mail and news groups into an on-line service, which enabled thousands to communicate via the Internet. In 1993, Simmons, with more than eighteen months of design, development and coding, created the Internet Executive, which enabled his on-line service to offer full Internet access, including the World Wide Web, Telnet and FTP. Simmons has enjoyed top honors for his achievements and has been featured in more than 1,000 articles worldwide, including THE NEW YORK TIMES and ENTREPRENEUR MAGAZINE.

Doug Swartz (Age 51). TREASURER AND CHIEF FINANCIAL OFFICER. Mr. Swartz received his Bachelor of Science in Accounting from the University of Southern California in 1966. In 1969, he received his Masters Degree in Finance and earned his C.P.A. certificate. Mr. Swartz has over twenty-five years of financial experience. He has served as the CFO for La Buick Media and Silver Eagle Records from 1984 to 1992. He has also served as Treasurer of International Industries, Inc. for six years. In 1996, he established a successful accounting practice specializing in tax matters.

Gray Frederickson (Age 58). SECRETARY AND DIRECTOR. Mr. Frederickson began his career working on films as a production manager. As producer, he has worked with director Francis Ford Coppola on APOCALYPSE NOW, THE GODFATHER PARTS II AND III, THE OUTSIDERS and ONE FROM THE HEART, and on other films.

Jeffrey Taylor (Age 34). DIRECTOR. Jeffrey Taylor has been the Owner of Digital Ink, a graphic design firm, since 1988. Prior to this venture, he was a licensed stock broker working at Toluca Lake Securities in Toluca Lake, California from 1986 to 1988. In addition, Mr. Taylor worked at Hamilton Bonner Securities in Denver, Colorado from 1985 until 1986.

John Hyde (Age 60). DIRECTOR. John Hyde has thirty-three years of experience in various executive, financial and distribution capacities in the entertainment industry. During the 1980s, Hyde was co-owner of Producers Sales Organization (PSO), one of the leading entertainment sales agencies at the time. He produced films such as SHORT CIRCUIT, FLIGHT OF THE NAVIGATOR, EIGHT MILLION WAYS TO DIE, 9-1/2 WEEKS, THE CLAN OF THE CAVE BEAR and the award winning DAS BOOT. Since 1986, Hyde has been actively involved in the production, distribution, consulting and restructuring of financially troubled entertainment companies. Currently, he is serving as Chief Exective Officer of Crossroads V Communications.

SUN BROADCASTING SYSTEMS, INC.

Gregory McDonald (Age 47). PRESIDENT AND CHAIRMAN OF THE BOARD. See biography under Tampa Bay above.

REALITY ENTERTAINMENT

Harold Rustigian (aka Russ Regan) (Age 62). PRESIDENT AND CHAIRMAN OF THE BOARD. See biography under Tampa Bay above.

Sheryl Rustigian (Age 41). SECRETARY AND DIRECTOR. Ms. Rustigian was the Director and Manager of the Fourteenth Street Gallery in Santa Monica, California from 1984 to 1991. She also worked as an associate at Gallery Michael in Century City, California from 1980 to 1984. Prior to that, Ms. Rustigian worked in the Set Decoration department at Universal Studios.

DATAPORT TECHNOLOGIES, INC.

Michael Simmons (Age 18). PRESIDENT AND CHAIRMAN OF THE BOARD. See biography under Tampa Bay above.

Andrew Croson (Age 35).  SECRETARY AND DIRECTOR.   Mr. Croson holds a
Bachelors of Business Administration from Monmouth College with a major in Finance and Banking and a minor in Psychology. Mr. Croson has owned and managed tanning salons and modeling agencies in south Florida from 1985 until 1992. He has also worked as a Loan Officer with CitiBank in Fort Lauderdale, Florida.

Doug Swartz (Age 51).  TREASURER.  See biography under Tampa Bay above.


ITEM 6.   EXECUTIVE COMPENSATION

     At the present time, no Officer or Director of Tampa Bay earns a salary. Each Director may earn up to 10,000 Shares per year for serving on the Board of Directors. Russ Regan has been issued 500,000 Restricted Shares for his involvement in bringing Reality Entertainment to the Company.

SUBSIDIARIES

     Sun has a two-year contract with Greg McDonald beginning in December 1995. Under the terms of this contract, Mr. McDonald receives a yearly salary of $200,000 and the possibility of bonuses and raises if approved by the Board. No other officer or director of Sun receives a salary or has been issued shares of the Company.

     Reality has an Employee contract with Russ Regan (a.k.a. Harold Rustigian), wherein Reality agrees to employ Mr. Regan for a period of three years beginning July 22, 1996 and ending July 22, 1999 for a yearly salary of $175,000 per year plus a car allowance of $1,000 per month, as well as agreeing to pay for the Group Insurance for Mr. Regan when it become available. Mr. Regan also has been granted stock options of up to 1,000,000 shares and pay raise incentives based on sales figures exceeding $5 million and $10 million, respectively.

     DataPort has a seven year employment contract with its president, Michael Simmons. Under this contract, Mr. Simmons receives a yearly salary of $120,000. He has also been granted options for up to 2,500,000 shares
contingent upon certain performance criteria.   No other Officer or
Director of DataPort receives a salary or has been issued shares in the Company.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Gregory McDonald, Director of Tampa Bay and President of Sun, entered into a joint venture agreement with Tampa Sun. This agreement was later dissolved when Sun was purchased as a wholly owned subsidiary or Tampa Bay. Gregory McDonald was also a party to this transaction in which Tampa Bay purchased Sun.

     Equity, beneficial owner of more than five percent of a class of Tampa Bay stock, contributed $100,000 to Tampa Sun, wholly owned by Tampa Bay at the time, for a two-thirds ownership interest in Tampa Sun.


ITEM 8.   DESCRIPTION OF SECURITIES

     The Company is not offering securities. The company has 50,000,000 authorized and 10,580,793 outstanding $0.001 par value common shares, 5,000,000 authorized and 10,000 outstanding $0.25 par value preferred shares and 3,500,000 outstanding options for common shares.

                                  PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The Company's stock trades over the counter on the NASDAQ Bulletin Board. The trading symbol is TBCR. The following have been the average High and Low prices for the times indicated:

                                             High           Low
                                             ----           ---
Quarter ended December 31, 1995              $4.25          $1.75
Quarter ended March 31, 1996                 $2.75          $1.50
Quarter ended June 30, 1996                  $3.25          $1.75
July 1, 1996 to September 1, 1996            $3.62          $2.01

     These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     As of September 1, 1996 there were 97 registered shareholders in the Company. To the best of the Company's knowledge, all of these people were accredited investors. There are no dividend restrictions in the Company.

ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings pending or threatened against the Corporation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The registrant has not changed accountants or had any disagreements with its accountants during the past three years.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On October 3, 1995, the Company offered for sale a Private Placement Memorandum in reliance on Regulation D, Rule 504 for 4,000,000 shares of
the common stock of the Company for $0.05 per share.   A Form D was filed
with the Securities and Exchange Commission to establish the claiming of an exemption to registration for the sale of securities pursuant to Rule 504. All shares of this offering were sold and the Offering was closed on April 20, 1996.

     On March 14, 1996, a Private Placement Memorandum relying on
Regulation D, Rule 504 was issued offering 533,333 shares at $1.50 per share for a total of $799,999.50. This offering was completed and the funds were used to fund the subsidiaries of Tampa Bay (Sun, Reality, and DataPort ) and for working capital.

     On January 15, 1996, a Private Placement Memorandum relying on Regulation D, Rule 506 was issued offering 1,700,000 shares at $1.00 per share for a total of $1,700,000. This offering is still on-going and will be used for the Company's subsidiaries and for working capital.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     There are no indemnifications of the officers and the directors of the Company in place other than those provided for under the state statutes of the states of incorporation.


                                  PART F/S
                            FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.


                                  PART III
                             INDEX TO EXHIBITS
                                                                   PAGE
Exhibit A:  Articles of Incorporation, including Amendments,      E-2
            for Tampa Bay and Subsidiaries
Exhibit B:  Bylaws                                                E-18
Exhibit C:  Private Placement Memorandum of 10/3/95               E-40
Exhibit D: Stock Certificate for 5,000 shares of Tampa Sun, Inc. E-56 Exhibit E: Board Meeting Minutes of 9/20/95: formation
            of Tampa Sun                                          E-58
Exhibit F:  Board Meeting Minutes of 10/31/95: Cancellation       E-62
            of Krystal Kleer and Desert Health Products
            Acquisitions
Exhibit G:  Board Meeting Minutes of 12/4/95: Acquisition         E-68
            of Sun Broadcasting, Inc.
Exhibit H:  Sun Acquisition Documents                             E-72
               Agreement and Plan of Reorganization and Exhibits Amendments to Agreement and Plan of Reorganization
               Asset Purchase Agreement
               Consent to Extension of Payment
               Escrow Agreement
               Executive Employment Agreement
               Letter of Intent
               Non-Exclusive Phonograph Record License Agreement
Exhibit I:  Promissory Note between Tampa Bay and Equity          E-208
            of 1/15/96
Exhibit J:  Private Placement Memorandum of 1/15/96               E-212
Exhibit K:  Meeting Minutes of 2/23/96: Transfer of Lifeline      E-229
            and Axion and Purchase of Reality Entertainment
Exhibit L:  Private Placement Memorandum of 3/14/96               E-233
Exhibit M:  Promissory Note between Tampa Bay and Equity
            of 6/1/96                                             E-261
Exhibit N:  Meeting Minutes of 9/5/96: Joint Venture between      E-264
            Tampa Bay and Phoenix Productions

                            FINANCIAL STATEMENTS

                           TAMPA BAY CORPORATION
                              AND SUBSIDIARIES
                              Phoenix, Arizona

                                AUDIT REPORT

                              MAY 31, 1996 AND
                             DECEMBER 31, 1995

                                  CONTENTS


            Independent Auditor's Report - - - - - - - - - - - - - 1

            Consolidated Balance Sheets at May 31, 1996
               and December 31, 1995 - - - - - - - - - - - - - - - 2-3

            Consolidated Statements of Operations for the year
               ended May 31, 1996 and December 31, 1995 and 1994 - 4

            Consolidated Statements of Stockholders' Equity for
               year ended May 31, 1996 - - - - - - - - - - - - - - 5-6

            Consolidated Statement of Cash Flows for the year
               ended March 31, 1996 and December 31, 1995
               and 1994 - - - - - - - - - - - - - - -  - - - - - - 7-8

            Notes to Consolidated Financial Statements- - - - - - - 9-15

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

                             WILLIAM L. CLANCY
                        CERTIFIED PUBLIC ACCOUNTANTS

CENTRAL PLAZA
SUITE 890
4041 NORTH CENTRAL AVENUE                                       (602) 266-2646
P.O. BOX 16627 (85011-6627)                                Fax: (602) 266-2402
PHOENIX, ARIZONA 85012


                        INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tampa Bay Corporation
Phoenix, Arizona

I have audited the accompanying consolidated balance sheets of Tampa Bay Corporation and Subsidiaries (the Company), as of May 31, 1996, and December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 1996, and December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ William L. Clancy
William L. Clancy, CPA

Phoenix, Arizona
July 8, 1996

                   TAMPA BAY CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS
                     May 31, 1996 and December 31, 1995

                                   ASSETS
                                            1996          1995

Current Assets
  Cash and Cash Equivalents (Note 2)   $   15,275     $   63,684
  Accounts Receivable                       5,530          2,739
                                       ----------     ----------

  Total Current Assets                     20,805         66,423

Property and Equipment, at Cost
 (Note 2)
  Furniture and Equipment               3,849,714      3,800,000
  Less Accumulated Depreciation         ( 271,428)      ( 45,248)
                                       -----------     ----------

  Net Book Value                        3,578,286      3,754,752

Other Assets
  Investment - Tampa Sun, Inc.
   (Note 3)                               100,000        100,000
  Deferred Charges (Note 2)                66,666        183,334
  Goodwill - Net of Amortization
   (Note 2)                               360,606        375,411
  Other Assets                                251         40,000
                                        ----------    ----------

  Total Other Assets                      527,523        698,745
                                       ----------     ----------

Total Assets                           $4,126,614     $4,519,920
                                       ==========     ==========







             The accompanying notes are an integral part of the
                     consolidated financial statements.

                   TAMPA BAY CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS
                     May 31, 1996 and December 31, 1996

                    LIABILITIES AND STOCKHOLDERS' EQUITY


                                            1996          1995

Current Liabilities
  Accounts Payable                     $   88,860     $   21,523
  Accrued Liabilities                       4,941        199,010
  Notes Payable (Note 7)                   15,220         58,411
  Notes Payable - Related Parties
   (Note 4 & 7)                         1,417,512      1,419,950
                                       -----------    ----------

  Total Current Liabilities             1,526,533      1,698,894

Commitments & Contingencies (Note 5)

Stockholders' Equity (Notes 1)
  Preferred Stock, Par value $.25
    Per Share Authorized 5,000,000 Shares,
    Issued and Outstanding 40,000 Shares
    in 1996 and 40,000 Shares in 1995      10,000         10,000

Common Stock, Par Value $.001 Per Share,
    Authorized 50,000,000 shares;
    Issued and Outstanding 9,282,100
    Shares in 1995 and 8,907,100 Shares
    in 1995                                 9,282          8,907

  Paid In Capital                       4,432,198      2,977,323

  Retained Earnings - A Deficit         ( 791,399)     ( 175,204)

  Treasury Stock, At Cost (500,000
    Shares in 1996 and 0 Shares in
    1995) (Note 1)                     (1,060,000)     (       0)
                                        ----------   -----------
Total Stockholders' Equity              2,600,081      2,821,026
                                       -----------   -----------

Total Liabilities and
 Stockholders' Equity                  $4,126,614     $4,519,920
                                       ==========     ==========





             The accompanying notes are an integral part of the
                     consolidated financial statements.

                   TAMPA BAY CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS
                     For the Years Ended May 31, 1996,
                         December 31, 1995 and 1994

                                   1996         1995           1994

Income
  Sales                        $  199,780   $    85,718    $        0
                               ----------   -----------    ----------

Total Income                      199,780        85,718             0

Selling, General and
   Administrative Expenses        755,976       239,325         5,825

Other Income (Expenses)
  Interest Income                       0         2,060             0
  Loss on Write Down of Asset   (  39,999)            0             0
                                ----------    ----------   ----------
(Loss) Before Income Taxes      $(616,195)    $(151,547)   $ (  5,825)


Provision for Income Taxes
  (Note 2)                              0             0             0
                                ----------    ----------   ----------

Net (Loss)                     $( 616,195)   $( 151,547)   $  ( 5,825)
                               ==========    ==========    ==========
(Loss) Per Common and Common
  Share Equivalent (Note 2)
  Continuing Operations        $     (.08)   $     (.00)   $     (.07)
                               ==========    ==========    ==========










             The accompanying notes are an integral part of the
                     consolidated financial statements.

     Paid-In    Accumulated           Treasury Stock        Total
     Capital      Deficit          Shares        Amount

    $ 2,940      $                              $           $ 3,000

                                                                200
                 (  1,726)                                  ( 1,726)
    -------       -------        -------        -------     -------
      2,940      (  1,726)                                    1,474

                 (    206)                                 (    206)
    -------       -------        -------        -------     -------
      2,940      (  1,932)                                    1,268


     18,620                                                  19,000

                                                                382
                 (  6,179)                                 (  6,179)
    -------       -------        -------        -------     -------
     21,560      (  8,111)             0              0      14,471

        980                                                   1,000
        990                                                       0
                 (  1,485)                                  ( 1,485)
    -------       -------        -------        -------     -------
     23,530      (  9,596)             0              0      13,986

                 (  8,236)                                  ( 8,236)
    -------       -------        -------        -------     -------
     23,530      ( 17,832)             0              0       5,750

                        0                                         0
    -------       -------        -------        -------     -------
     23,530      ( 17,832)             0              0       5,750


                        0                                         0
    -------       -------        -------        -------     -------
     23,530      ( 17,832)             0              0       5,750

                                                                 11

                                                                 16
                 (  5,825)                                  ( 5,825)
    -------       -------        -------        -------     -------
     23,530      ( 23,657)             0               0    (    48)

    196,000                                                 200,000
     98,000                                                 100,000

     58,800                                                  60,000

            The accompanying notes are an integral part of these
                           financial statements.

                           TAMPA BAY CORPORATION

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the Year Ended May 31, 1996,
                    And From Inception (March 18, 1987)
                            Through May 31, 1996


                                Preferred Stock       Common Stock
                                Shares    Amount     Shares    Amount

March 18, 1987, shares issued
  for cash                                           60,000    $   60
March 18, 1987, shares issued
  for services                                      200,000       200
Loss - year ended December 31,
  1987                                                              0
                               -------   -------    -------   -------
Balance at December 31, 1987         0         0    260,000       260

Loss - year ended December 31,
  1988                                                              0
                               -------   -------    -------   -------
Balance at December 31, 1988         0         0    260,000       260

Shares issued during 1989 for
  cash                                              380,000       380
Shares issued during 1989 for
  services                                          382,500       382
Loss - year ended December 31,
  1989                                                              0
                               -------   -------    -------   -------
Balance at December 31, 1989         0         0  1,022,500     1,022

Shares issued during 1990 for
  cash                                               20,000        20
20:1 reverse split                                 (990,375)     (990)
Loss - year ended December 31,
  1990                                                              0
                               -------   -------    -------   -------
Balance at December 31, 1990         0         0     52,125        52

Loss - year ended December 31,
  1991
Balance at December 31, 1991         0         0     52,125        52

Loss - year ended December 31,
  1992                                                              0
                               -------   -------    -------   -------
Balance at December 31, 1992         0         0     52,125        52

Loss - year ended December 31,
 1993                                                               0
                               -------   -------    -------   -------
Balance at December 31, 1993         0         0     52,125        52

Shares issued July 1, 1994 for
  services                                           10,375        11
Shares issued December 4, 1994
  for services                                       17,100        16
Loss - year ended December 31,
 1994                                                               0
                               -------   -------    -------   -------
Balance at December 31, 1994         0         0     79,600        79

Shares issued September 8, 1995
  in a 504D Memorandum                            4,000,000     4,000
Shares issued September 20, 1995
  for services                                    2,000,000     2,000

Shares issued September 20, 1995
  in exchange for 100% of the
  oustanding common stock of
  Desert Health Products, Inc.                    1,200,000     1,200
Shares issued September 20, 1995
  in exchange for 80% of the

                           TAMPA BAY CORPORATION

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the Year Ended May 31, 1996,
                    And From Inception (March 18, 1987)
                            Through May 31, 1996

                                Preferred Stock       Common Stock
                                Shares    Amount    Shares     Amount

  outstanding stock of Krystal
  Klear, Inc.                                     1,100,000     1,100
Shares issued October 31, 1995
  in exchange for exclusive
  marketing rights to certain
  health products                                   800,000       800
Shares issued October 31, 1995
  for services                                        2,400         3
Shares cancelled October 31,
  1995, on exchange with
  Desert Health Products, Inc.
  For nonperformance on
  contract                                       (1,200,000)   (1,200)
Shares cancelled October 31,
  1995, on exchange agreement
  with Krystal Klear, Inc.
  for nonperformance on contract                 (1,100,000)   (1,100)
Stock issued December 8, 1995
  in exchange for 100% of the
  outstanding stock of Sun
  Broadcasting Systems, Inc.                      2,000,000     2,000
Shares issued December 8, 1995
  for services performed in
  connection with agreement of
  exchange                      40,000   10,000
Share adjustment                                        100         0
Shares issued December 4, 1995
  for services                                       25,000        25
Income - year ended December 31,
  1995                                                              0
                               -------  -------     -------   -------
Balance at December 31, 1995    40,000   10,000   8,907,100     8,907

Shares issued January 20, 1996,
  February 24, 1996, March 20,
  1996, April 20, 1996 as per
  private placement dated
  January 15,1996 for cash                          350,000       350
Shares issued March 18, 1996
  for services                                       25,000        25
On February 23, 1996 the
  Company purchased its own
  shares in connection with
  exchange of 2 subsidiaries
Cash--January 6, 1996 Private Placement
Net loss for short year ended
  May 31, 1996                                                      0
                               -------  -------     -------   -------
Balance at May 31, 1996         40,000  $10,000   9,282,100    $9,282
                               =======  =======     =======   =======

     Paid-In    Accumulated       Treasury        Stock       Total
     Capital      Deficit          Shares        Amount

     53,900                                                  55,000


     39,200                                                  40,000

        117                                                     120



  (  58,800)                                              (  60,000)


  (  53,900)                                              (  55,000)


  2,598,000                                               2,600,000


  (  10,000)                                                      0
          1                                                       1

     32,475                                                  32,500

                ( 151,547)                                ( 151,547)
 ----------    ----------     ----------     ----------  ----------
   2,977,323    ( 175,204)             0              0   2,821,026



    349,650                                                 350,000
     32,475                                                  32,500


  1,060,250                     (500,000)    (1,060,000)        250
     12,500                                                  12,500

                ( 616,195)                                ( 616,195)
 ----------    ----------     ----------     ----------  ----------
 $4,432,198    $( 791,399)      (500,000)   $(1,060,000) $2,600,081
 ==========    ==========     ==========     ==========  ==========


            The accompanying notes are an integral part of these
                           financial statements.

                   TAMPA BAY CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                     For The Years Ended May 31, 1996,
                        December 31, 1995, And 1994

                                   1996         1995           1994


Cash Flows From Operating
  Activities
Net Loss                      $(  616,195)  $(  151,547)  $(    5,825)

Adjustments to Reconcile
  Net Loss to Net Cash
  Used In Operating Activities
  Depreciation                    226,180        45,248
  Amortization                     14,805         2,961
  Loss on Write Off of Assets      39,999
  Common Stock Issued for
    Professional Fees & Directors
      Fees                         32,500       132,620            27

  Changes in Assets and Liabilities
    (Increase) in Accounts
      Receivable                (   2,791)    (   2,739)
    (Increase) Decrease in Other
      Assets                    (  56,202)            0
    Increase in Accounts
      Payable                      67,337        18,718         2,805
    Increase (Decrease) in Other
      Liabilities               (  21,449)      199,010             0
                               ----------    ----------   -----------

  Total Adjustments               300,379       395,818         2,832
                               ----------    ----------   -----------

  Net Cash Provided By Operating
    Activities                  ( 315,816)      244,271        (2,993)
                               ----------    ----------   -----------

Cash Flows From Investing
  Activities
  Purchase of 33.3% Tampa Sun, Inc.            (100,000)
  Capital Expenditures          (  49,714)   (1,561,705)            0
                               ----------    ----------   -----------
  Net Cash Used In Investing
    Activities                  (  49,714)   (1,661,705)            0

Cash Flows From Financing
  Activities
  Proceeds from Sale of
   Common Stock                   362,750
  Principal Payments on Debt     ( 71,083)    ( 203,864)
  Proceeds From Notes Payable      25,454     1,682,225             0
                               ----------    ----------   -----------

  Net Cash Provided By Financing
    Activities                    317,121     1,478,361             0
                               ----------    ----------   -----------

Net Increase (Decrease) in Cash
  and Cash Equivalents           ( 48,409)       60,927         2,993
Cash and Cash Equivalents at
  Beginning of Year                63,684         2,757         5,750
                               ----------    ----------   -----------

            The accompanying notes are an integral part of these
                           financial statements.

                   TAMPA BAY CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF CASH FLOWS
                      For The Years Ended May 31, 1996,
                         December 31, 1995 AND 1994

                                   1996          1995          1994

Cash and Cash Equivalents at
  End of Year                  $   15,275    $   63,684    $    2,757
                               ==========    ==========    ==========

Supplemental Disclosures of Cash
  Flow Information

  Cash Paid During the Year
    For Interest               $        0    $        0    $        0
                               ==========    ==========    ==========

  Income Taxes                 $        0    $        0    $        0
                               ==========    ==========    ==========

Supplemental Schedule of Non-Cash Investing and Financing Activities

     On September 8, 1995, the Company issued 4,000,000 shares of its common stock at $.05 per share or $200,000 in exchange for a 1 year advertising program, that includes television, radio, magazine, direct mailing and research reports.

     On October 31, 1995, the Company issued 800,000 shares of its common stock at $.05 or $40,000 in exchange for exclusive marketing rights to certain health products.

     During 1996, 1995 and 1994, the Company issued 25,000, 2,027,400, and
27,475 shares of its common stock valued at $32,500, $132,620 and $27, respectively, for services performed.

     On December 8, 1995, the Company issued 2,000,000 of its common stock at S1.30 or $2,600,000 and a note payable in the amount of $1,500,000 or a total of $4,100,000 in exchange for 100% of the outstanding common stock of Sun Broadcasting Systems, Inc. Additionally, 40,000 shares of the Company's preferred shares at $.25 per share or $10,000 for services performed in connection with the agreement of exchange.





             The accompanying notes are an integral part of the
                     consolidated financial statements.

                           TAMPA BAY CORPORATION
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                  May 31, 1996, December 31, 1995 And 1994

NOTE 1 -  ORGANIZATION
          ------------

     Tampa Bay Corporation (the Company) was incorporated under the laws of the State of Nevada on March 18, 1987, with an authorized capital of 500,000,000 shares of common stock with a par value of one mil ($.001) per share.

     On October 30, 1989, the Company amended its articles of incorporation reducing its authority to issue common stock to 50,000,000, with a par value of $.001.

     On March 18, 1987, the Company issued 60,000 shares of common stock at $.05 per share or $3,000.

     On March 18, 1987, the Company issued 200,000 shares of common stock at $.001 per share or $200.

     During 1989, the Company issued 380,000 shares of common stock at $.001 per share or $380, and 382,500 shares of common stock at $.001 or $382.

     During 1990, the Company issued 20,000 shares of common stock at $.05 per share or $1,000.

     During 1990, the Company authorized a reverse split of 20:1 reducing the outstanding shares from 1,042,500 to 52,125 outstanding shares.

     On July 1, 1994, the Company issued 10,375 shares for services at $.001 per share or $11.

     On December 4, 1994, the Company issued 17,100 shares for services at $.001 or $16.

     On September 20, 1995, the Company approved a 504D offering of 4,000,000 at $.05 per share for services or $200,000.

     On September 20, 1995, the Company issued 1,100,000 shares of its common stock at $.05 per share or $55,000 in exchange for the acquisition of Krystal Kleer, Inc., subject to Krystal Kleer, Inc. submitting audited financial statements. As of October 31, 1995, Krystal Kleer, Inc. was unable to provide audited financial statements and the agreement was cancelled and the shares were cancelled.

     On September 20, 1995, the Company issued 1,200,000 shares of its common stock at $.05 per share or $60,000 in exchange for the acquisition of Desert Health Products, Inc. subject to Desert Health Products, Inc. submitting audited financial statements and other financial data. As of October 31, 1995, Desert Health Products, Inc. was unable to provide audited financial statements and other financial data, and the agreement was cancelled and the shares were cancelled.

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

     On September 20, 1995, the Company issued 2,000,000 common shares of its common stock at S.05 for services or $100,000.

     On September 25, 1995, the Company entered into an agreement with Sun Broadcasting Systems, Inc., to purchase 50% of the rights and interest in certain profits to be earned on programs incorporated in CD-ROM units. In conjunction with this anticipated purchase, on October 4, 1995, the Company incorporated Tampa Sun, Inc., a Nevada corporation, as a wholly owned subsidiary.

     On October 31, 1995, the Company issued 800,000 shares of its common stock at $.05 or $40,000, for acquisition of marketing rights to certain health and nutritional related products. An additional 1,500,000 shares may be issued under the agreement, if certain profit incentive arrangements are achieved.

     On October 31, 1995, the Company issued 2,400 shares of its common stock at $.05 or $120 for services.

     On October 31, 1995, the Board of Directors authorized the issuance of 5,000 shares of the Company's common stock, per year, for each director as compensation for services rendered to the Company.

     On November 6, 1995, the Company incorporated Lifeline Corporation, a Nevada corporation, as a wholly owned subsidiary of the Company.

     On November 8, 1995, the Company filed a Form D, Notice of Sale of Securities pursuant to Regulation D, Section 4(6) to raise up to $200,000 by issuing up to 4,000,000 shares of common stock at $.05 per share.

     On November 29, 1995, the Company amended its Articles of
     Incorporation to authorize 50,000,000 shares of $.001 par value common stock and 5,000,000 shares of $.25 par value preferred stock.

     On December 4, 1995, the Company issued 25,000 shares of its common stock at $0.10 or $250,000 for consulting services.

     On December 4, 1995, the Board of Directors authorized the Company to reduce its ownership in Tampa Sun, Inc. to 33.33% in exchange for limiting its contribution in the joint venture agreement to the amount currently contributed. The remaining 66.67% interest was traty Investors, Inc., a shareholder of the Company, in exchange for Equity Investors, Inc. agreeing to pay all costs related to Tampa Sun, Inc. Income from the joint venture will continue to be received on basis of 1/3 - 2/3 ownership.

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

     On December 8, 1995, the Company issued 2,000,000 shares of its common stock at $1.30 or $2,600,000 and note payable in the amount of $1,500,000 or $4,100,000, in exchange for 100% of the outstanding common stock of Sun Broadcasting Systems, Inc.

     On December 8, 1995, the Company issued 40,000 shares of preferred stock at $.25 or $10,000 for services performed in connection with the agreement of exchange of Sun Broadcasting Systems, Inc.

     On December 18, 1995, the Company approved changing its fiscal year from December 31, 1995 to May 31, 1996.

     On January 2, 1996, the Company incorporated Axion Corporation, a Nevada corporation, as a wholly owned subsidiary of the Company.

     On January 9, 1996, the Company authorized the offering of a private placement memorandum of 1,700,000 shares of common stock at $1.00 or $1,700,000.

     On February 6, 1996, the Company authorized the exchange of two of its wholly subsidiaries, Lifeline Corporation with an exchange value of $530,000 and Axion Corporation with an exchange value of $530,000 or $1,060,000, in exchange for the return of 500,000 shares of the Company's own stock, currently held as treasury stock, and the receipt of 250,000 unregistered shares at $.001 per share or $250 of Nature's Secret, a Nevada corporation that markets natural health products. The Company will retain a 2% royalty based on the wholesale price of Lifeline Corporation and Axion Corporation products.

     On March 18, 1996, the Company issued 25,000 shares of its common stock at $1.30 or $32,500 for consulting services.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES
          -------------------------------

     Business and Principles of Consolidation
     ----------------------------------------

     The consolidated financial statements include the accounts of Tampa Bay Corporation (the Parent) and its wholly owned subsidiary, Sun Broadcasting Systems, Inc. All material intercompany transactions have been eliminated.

     Sun Broadcasting Systems, Inc. is a recording and television studio with facilities located in Palm Springs, California.

     Revenue Recognition
     -------------------

     The Company recognizes income from tape, editing and production fees as the work is completed. Revenues from license agreements are recorded as received, using the full accrual method of accounting.

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

     Property and Equipment
     ----------------------

     Expenditures that increase asset lives are capitalized at cost. Normal maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets retired or disposed are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Depreciation is reported on a straight-line basis over the estimated useful lives on the assets which range from 3 to 7 years.

     Deferred Charges
     ----------------

     Deferred charges represents prepaid advertising and marketing. The Company entered into a one year advertising program, that includes television, radio, magazine, direct mailing and research reports. The original amount is being amortized over a one year period.

     Goodwill
     --------

     Goodwill represents the excess of cost over book value on the purchase of Sun Broadcasting Systems, Inc. on December 8, 1996. The original amount of $378,372 is being amortized over a ten year period. During the year ended May 31, 1996 and December 31, 1995, $14,805 and $2,961 was charged to operations.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     Earninqs (Loss) Per Share
     -------------------------

     Earnings (Loss) per common share is computed based on the weighted average number of common shares and common share equivalents outstanding. Stock options are included as common shares equivalents using the treasury stock method.

     Provision for Taxes
     -------------------

     At May 31, 1996, and at December 31, 1995 and 1994, the Company had net operating loss carryforwards of approximately $791,399, $151,347 and $23,657 that may be offset against future taxable income through the years 2011, 2010 and 2009.

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

NOTE 3 -  INVESTMENTS
          -----------

     In September, 1995, the Company entered into a 50-50 joint venture agreement with Sun Broadcasting Systems, Inc., through its wholly owned subsidiary Tampa Sun, Inc. to product CD-ROM programs. Tampa Sun, Inc invested $100,000. In December, 1995 the Company agreed to reduce its 100% investment in Tampa Sun, Inc. to 33 1/3% and exchange the remaining 66 2/3% interest to Equity Investors, Inc., a shareholder of the Company, in exchange for Equity Investors, Inc. agreeing to pay all costs related to the joint venture agreement.

     On February 6, 1996, the Company received 250,000 shares of Nature's Secret in connection with the exchange of two of its wholly owned subsidiaries to Nature's Secret. The value is the original value recorded at $.001 per share or $250 at the time the transaction took place.

Note 4 -  RELATED PARTIES
          ---------------

     During 1995, Greg McDonald, a shareholder of the Company, had advanced to the Company $16,512. The advances are due on demand and carry no interest rate. During 1996 and 1995, Equity Investors, Inc., a shareholder of the Company advanced $1,000 and $100,000, respectively, or a total of $101,000 to the Company. The advances are due on demand and interest rate.

     Directors of the Company receive on an annual basis 5000 shares of the Company's common stock as compensation for services rendered to the Company. No shares have been issued during the 1996 and 1995.

NOTE 5 -  COMMITMENTS AND CONTINGENCIES
          -----------------------------

     The Company leases office space for its executive offices at 2519 E. Thomas Road, Suite C, Phoenix, Arizona 85016, under a lease for approximately 1,200 sq. ft., provided by a director of the Company. No rent is currently due under the lease nor has any rent been paid through May 31, 1996. Sun Broadcasting Systems, Inc. rents approximately 14,100 sq. ft. of office space and recording and production facilities at 1000 Tahquitz Canyon Way, Palm Springs, California 92262. The monthly rent is $11,702.60, with an expiration date of approximately DeceMber 31, 1999. Lease expense for the year ended May 31, 1996, December 31, 1995 and 1994, was $58,513, $11,903
     and $0, respectively. Future minimum lease obligations are as follows:

     Fiscal year ended May 31, 1997     $140,432
     Fiscal year ended May 31, 1998      140,432
     Fiscal year ended May 31, 1999       70,216

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

NOTE 6 -  SEGMENT INFORMATION AND MAJOR CUSTOMERS
          ---------------------------------------

     Segment information for Fiscal 1996

                         Sun         TBC         Other      Total

    Revenues         $ 199,489    $    291      $     0   $ 199,780

    Loss              (270,104)   (346,091)     $     0    (616,195)

    Identifiable
      Assets           172,838   3,953,776            0   4,126,614

    Depreciation       226,180           0            0     226,180


    Major Customers           Year Ended     Year Ended     Year Ended
                              May 31,        December 31,   December 31,
                              1996           1995           1994

    Customer A                NONE           NONE           NONE

    Customer B                NONE           NONE           NONE

    Customer C                 25%            58%           NONE

NOTE 7 -  NOTES PAYABLE
          -------------

     On December 8, 1995, the Company purchased three notes in connection with the acquisition of Sun Broadcasting Systems, Inc. in the amount of $30,019 payable to ICON Cash Flow Partners LTD. in the form of a capital lease, with monthly payments of $1,900 and $567. The balance on the two capital lease notes at May 31, 1996 was $12,999 and $2,221, respectively. The third note in the amount of $120,738 payable to Greg McDonald, a shareholder of the Company, is a demand note and carries no interest rate. The balance on the note at May 31, 1996 was $16,512. In September, 1995, Equity Investors, Inc., a shareholder of the Company, advances $100,000 to the Company to pay for the Company's 50% interest in the CD-ROM joint venture agreement. The note is a demand note and carries no interest rate. Additionally in January, 1996, Equity Investors, Inc. advanced $1,000 to the Company. The note is a demand note and carries no interest. On December 8, 1995, the Company entered into an exchange agreement with Greg McDonald, to acquire 100% of the outstanding stock of Sun Broadcasting Systems, Inc. for 2,000,000 shares of the Company's common stock and a note in the amount of $1,500,000, with interest at 10% per annum. The note requires payments of approximately $200,000 over the coming year with the balance to paid in full by November 30, 1996. AS of May 31, 1996, payments of $200,000 have been made on the note, leaving a balance of $1,300,000.

                           TAMPA BAY CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  May 31, 1996, December 31, 1995 And 1994

NOTE 8 -  Subsequent Events
          -----------------

     On February 23, 1996, the Company approved the signing of a purchase agreement with Reality Entertainment, a recording and production company in the music industry, on the following terms and conditions:

     a. 500,000 shares of common stock will be issued to Russ Regan aka Harold Restigian and Robert Adams and/or their nominees on closing and when $1,000,000 is raised for Reality Entertainment by Mssrs. Regan and Adams.

     b. A three year option to purchase 500,000 shares of common stock at $1.00 per share when pre-tax revenues received by Reality Entertainment reach $5,000,000.

     c. A five year option to purchase 500,000 shares of common stock at $2.00 per share when pre-tax revenues received by Reality Entertainment reach $10,000,000.

     As of July 9, 1996, the agreement had not been consummated.



                                 SIGNATURES

    The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Springs, State of California, on 9/20, 1996.


                                   TAMPA BAY CORPORATION


                              By /s/ HAROLD RUSTIGIAN
                                ---------------------------------
                                HAROLD RUSTIGIAN, CHIEF EXECUTIVE OFFICER


                              By /s/ GEORGE JOUFLAS
                                ---------------------------------
                                George Jouflas, President


    This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ DOUG SWARTZ                              9-20-96
-----------------------------------          --------------------------
Doug Swartz, Treasurer and Chief             Date
 Financial Officer


/s/ GRAY FREDERICKSON
-----------------------------------          --------------------------
Gray Frederickson, Secretary and Director    Date


-----------------------------------          --------------------------
Gregory McDonald, Director                   Date


/s/ MICHAEL A. SIMMONS                       09-20-96
-----------------------------------          --------------------------
Michael Simmons, Director                    Date


/s/ JEFFREY S. TAYLOR                        9-20-96
-----------------------------------          --------------------------
Jeffrey Taylor, Director                     Date


-----------------------------------          --------------------------
John Hyde, Director                          Date